EXHIBIT 99.1

PRESS RELEASE

FOR IMMEDIATE RELEASE

MAGAL RECEIVES $8 MILLION IN NEW CONTRACTS

YAHUD, Israel – Feb. 27th, 2014 -- Magal Security Systems, Ltd. (NASDAQ GM: MAGS) announced today that it had recently received a number of new contracts, primarily from customers in North America, amounting to $8 million.

The first contract for $5.2 million was for duress systems for prisons located in the United States. Duress systems are used in correctional facilities to provide a safe working environment for the prison staff. The contract includes upgrades to 11 existing sites, utilizing Magal’s latest command and control displays as well as the installation of new systems in a further 8 sites. These new systems incorporate Magal’s latest technologies, with improved architecture, higher reliability, advanced IP communications and Power over Ethernet (POE), which significantly improves the ease of deployment within a building.

A further $1 million in orders were for projects to secure the perimeters of two prisons in Canada, one with Magal’s fence mounted system and the second with Magal’s buried cable volumetric sensor.

A third order was received in the amount of $1.2 million, which was to incorporate a long-term video archiving system as an upgrade to a CCTV system which Magal installed last year in the Port of Mombasa, Kenya. Finally, additional contracts were received to protect two critical sites in Israel.

Eitan Livneh, President and CEO of Magal S3, commented: “We are encouraged by the strong start to  2014. We are always pleased to receive follow-on orders from existing customers who trust our commitment to continuous product and technology improvement.”

About Magal S3
Magal S3 is a leading international provider of solutions and products for physical and cyber security, as well as safety and site management. Over the past 42 years, Magal S3 has delivered tailor-made security solutions and turnkey projects to hundreds of satisfied customers in over 80 countries – under some of the most challenging conditions.

Magal S3 offers comprehensive integrated solutions for critical sites, managed by Fortis4G – our 4th generation, cutting-edge Physical Security Information Management system (PSIM). The solutions leverage our broad portfolio of homegrown Perimeter Intrusion Detection Systems (PIDS), advanced outdoors CCTV / IVA technology and Cyber Security solutions.

For more information:

Magal S3 Eitan Livneh, President & CEO Tel: +972 3 539 1421 Assistant: Ms. Elisheva Almog E-mail: elishevaa@magal-s3.com www.magal-s3.com	GK Investor Relations Ehud Helft/Kenny Green Tel: (US) +1 646 201 9246 Int’l dial: +972 3 607 4717 E-mail: magal@gkir.com